China Du Kang Co., Ltd.

Town of Dukang, Baishui County	2840 Highway 95 Alt. S,
A-28,Van Metropolis,#35 Tangyan Road,	Suite 7
Xi'an, Shaanxi, PRC, 710065	Silver Springs, NV 89129
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March 3, 2011

John Reynolds, Assistant Director
Pamela Howell, Staff Attorney
Susann Reilly, Staf Attorney
Office of Beverages, Apparel and
Health Care Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Du Kang Co., Ltd.
Form 10, Amendment 7
File No.: 0-53833

Dear Mr. Reynolds, Ms. Howell, Mr. McAllister and Ms. Reilly:

Thank you for the comments from your letter of February 23, 2010. The Company requests a formal extension of fifteen (15) business days from the date of this letter in which to respond to your comments for the following reasons:

1.
The Company’s auditor is completing the annual audit for December 31, 2010 which must be incorporated into the Form 10.  Further, since this will incorporate the revisions to address the comments, we may need to incorporate changes from this audit into the footnotes that appear in the 10-K that requires amendment.

2.	The Company wishes to address Comment 3 by adding Staff or perhaps a third party contractor to bolster its ability to convert from PRC GAAP to US GAAP and has not completed this process.

The Company will endeavor to address each of the Staff’s comments and file an amended filing within the fifteen (15) day period. Should you require anything further, please let us know.

Thanks in advance,

Yours very truly,

China Du Kang Co., Ltd.

Wang Youngsheng